

Leigh Troth · 3rd

Vice President at James Bay Distillers

Edmonds, Washington, United States · 144 connections ·
Contact info

 James Bay Distillers

 George Mason University

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Experience

Vice President
James Bay Distillers
Jan 2015 – Present · 6 yrs
Everett, WA



Math teacher
Loudoun County Public Schools
Aug 2015 – Jun 2017 · 1 yr 11 mos
Potomac Falls High School

Math teacher
Algebra 1, Algebraic Functions and Data Analysis, Geometry
Create lesson plans
Classroom management



Substitute Teacher
Loudoun County Public Schools
Mar 2014 – Jun 2015 · 1 yr 4 mos
Freedom High School

Long Term Substitute in Algebra 1 and Geometry
Create Lesson plans
Classroom management



Aquatics Director
Sport and Health Gainesville
Jul 2014 – Sep 2014 · 3 mos

CGI

Sr. Software Analyst
CGI
Aug 2012 – Oct 2013 · 1 yr 3 mos

• Provides production support for financial systems when issues arise
• Works with the development and testing teams to keep the development and testing environments functioning properly
• Reviews system upgrade documentation from other teams to determine impact to syst ...see more

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Education



George Mason University
Bachelor of Science (BS), Electrical and Electronics Engineering
1981 – 1984

Skills & endorsements

Databases · 9
Amy Levinrad and 8 connections have given endorsements for this skill

Software Documentation · 6
April Wheelis and 5 connections have given endorsements for this skill

Unix · 5
April Wheelis and 4 connections have given endorsements for this skill

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